SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice on the new Company’s actions for the health hazard of asbestos for residents near the former Kanzaki Plant (Monday, April 17, 2006)

2.	Notice on an increase in year-end dividend for the year ended March 31, 2006 (Thursday, April 27, 2006)

April 17, 2006

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on the new Company’s actions for the health hazard of asbestos for residents near the former Kanzaki Plant

Kubota Corporation (hereinafter “the Company”) attended the meeting of “the Association of patients suffering from mesothelioma and asbestos-related disease and their families” (hereinafter “the Association”) on December 25, 2005 and announced that the Company intended to consider further actions for residents near the former Kanzaki plant in place of current consolation payment system.

The Company has established the outline of internal policy of “Relief Payment System for the Asbestos-Related Patients and the Family Members of the Deceased near the Former Kanzaki Plant” (hereinafter “the Relief System”) through discussion with the Association, which will be in place of current consolation payment systems. The purpose and the outline of the Relief System are as follows;

1. The purpose of the Relief System

The Company will establish the Relief System, which is different from the Law for the Relief of Patients Suffering from Asbestos-Related Diseases (hereinafter the “New Asbestos Law”), for the purpose of reducing the burden of patients and their families who are facing severe condition as much as possible from a viewpoint of corporate social responsibility as a manufacturer that once manufactured asbestos-containing products, while the Company has not found a reasonable ground yet between handling asbestos in the former Kanzaki Plant and the asbestos-related health hazard around it.

2. The outline of the Relief System

(1)	Amount of payments under the Relief System

The Company will pay the relief payment per an eligible person, ranging from ¥25 million at a minimum to ¥46 million at a maximum.

(2)	Conditions to be eligible for the payment under the Relief System

Persons who meet the following conditions are eligible for the payment under the Relief System

	Certification under New Asbestos Law (either (a) or (b))

(a)	Certified as an eligible patient who are suffering from the designated diseases specified in the New Asbestos Law

(b)	Certified as an eligible person for receiving special condolence money and special funeral fees under the New Asbestos Law

‚	Occupational history

Persons who had not handled any asbestos at their workplaces

ƒ	Location and period (either (a) or (b))

(a)	Residents who had lived for one year or more in principle within 1 kilometer or less from the former Kanzaki plant during the specific period (from 1954 to 1995, when the Company manufactured asbestos-containing products).

(b)	Persons who had commuted to a certain place such as schools and companies in principle within 1 kilometer or less from the former Kanzaki plant for one year or more on a regular basis during the specific period (from 1954 to 1995).

(3)	Recipient of the relief payment (hereinafter the “Recipient”)

The Recipient will be either  or ‚

	eligible patients under the Relief System

‚	The bereaved family of the deceased eligible patients

(4)	Conclusion of a written agreement for the relief payment, date and method of payment

	Each Recipient and the Company will conclude an written agreement to confirm agreed terms and conditions.

‚	Date and method of the relief payment will be described in the agreement.

(5)	Documentation

The Company will ask persons who seek the relief payment under the Relief System to submit the following documents to the Company through Amagasaki Occupational Safety and Health Center.

	Document which verifies certification under the New Asbestos Law, whichever is (a) or (b)

(a)	A copy of certificate booklet issued by the government for patients suffering from asbestos-related health hazard

(b)	Certificate to be beneficiary of special condolence money by the government

‚	Document which verifies that the patient lived or worked close to the former Kanzaki Plant

(e.g. residence certificate, certification of workplace etc.)

ƒ	Document which verifies that the patient had not handled any asbestos at his/her workplace.

(e.g. Certification of work experience etc.)

„	Copy of medical certificate submitted to the government at the procedure for the application under New asbestos Law.

(6)	Establishment of Committee for operating the Relief System

To promote smooth operation of the Relief System, the Company will establish “Committee for Operating the Relief System” and the regulation of the committee.

3. Schedule

The Company will conclude a written agreement under the Relief System with each Recipient and the will commence the relief payments after conclusion of each such agreement.

When the Relief System is established the Company will abolish “The Consolation Payment System for the Asbestos-Related Patients and the Family Members of the Deceased near the Former Kanzaki Plant” established on August 12, 2005.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

April 27, 2006

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on an increase in year-end dividend for the year ended March 31, 2006

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on April 27, 2006 that the Company would raise year-end dividend per ADS (American Depositary Receipt).

This proposal will be subject to the approval at the 116th ordinary general meeting of shareholders that is to be held at the end of June 2006.

1.	Reasons for raising year-end dividend

The Company believes returning profit to shareholders is important mission and executes it through providing stable, sustainable cash dividends, and repurchase and retirement of its own shares.

In order to advance these activities and considering the Company’s current business performance, the Company decided to propose the year-end dividend per ADS would be ¥30, increases by ¥10 from interim dividend of ¥20.

Accordingly the annual dividends for the year ended March 31, 2006 will be ¥50 per ADS, including the interim dividend of ¥20.

2.	Details of dividends for the year ended March 31, 2006

(per ADS)

	Interim dividend	Year-end dividend	Annual dividend
This fiscal year (Year ended March 31, 2006)	¥20	¥30	¥50
Comparable previous year (Year ended March 31, 2005)	¥15	¥25	¥40

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: May 2, 2006	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department